Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine months ended		Year ended December 31,
	September 30,	September 30,
	2012	2011	2011	2010	2009 (1)		2008 (1)		2007 (1)
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$98,709	$280,835	$239,148	$242,942	($579,694)		($232,959)		$266,909
Fixed charges :
Interest expense and capitalized	291,728	396,909	505,523	653,603	754,506		994,919		1,246,577
Estimated interest component of net rental payments	9,591	15,280	13,470	26,688	28,866		34,975		31,296
Total fixed charges including interest on deposits	301,319	412,189	518,993	680,291	783,372		1,029,894		1,277,873
Less: Interest on deposits	143,193	213,419	269,487	350,881	501,262		700,122		765,794
Total fixed charges excluding interest on deposits	158,126	198,770	249,506	329,410	282,110		329,772		512,079
Income before income taxes and fixed charges (including interest on deposits)	$400,028	$693,024	$758,141	$923,233	$203,678		$796,935		$1,544,782
Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$256,835	$479,605	$488,654	$572,352	($297,584)		$96,813		$778,988
Ratio of earnings to fixed charges
Including Interest on Deposits	1.3	1.7	1.5	1.4	(A	)	(A	)	1.2
Excluding Interest on Deposits	1.6	2.4	2.0	1.7	(A	)	(A	)	1.5
Ratio of earnings to fixed charges & Preferred Stock Dividends
Including Interest on Deposits	1.3	1.7	1.4	1.4	(A	)	(A	)	1.2
Excluding Interest on Deposits	1.6	2.4	1.9	1.7	(A	)	(A	)	1.5

(1)

On November 3, 2008, the Corporation sold residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the previous two years resulted in the discontinuance of the Corporation’s PFH operations and PFH’s results were reflected as such in the Corporation’s Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A) During 2008 and 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million and $625 million to achieve ratios of 1:1 in 2008 and 2009, respectively.